SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

SL GREEN REALTY CORP.

(Name of Subject Company (Issuer))

SL GREEN REALTY CORP.

(Names of Filing Persons (Issuer))

SL Green Operating Partnership, L.P. 3.00% Exchangeable Senior Notes due 2027

Reckson Operating Partnership L.P. 4.00% Exchangeable Senior Debentures due 2025

(Title of Class of Securities)

78444FAA4

75621LAJ3

(CUSIP Numbers of Class of Securities)

Andrew S. Levine

420 Lexington Avenue

New York, New York 10170

(212) 594-2700

Copy to:

David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$250,000,000	$17,825.00**

*                 Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $250,000,000.  The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

**          Previously Paid.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2010, by SL Green Realty Corp. (“SL Green”). This Schedule TO relates to the offer by SL Green to purchase for cash (1) SL Green Operating Partnership, L.P.’s (the “Operating Partnership”) 3.00% Exchangeable Senior Notes due 2027 (the “3.00% Notes”) and (2) Reckson Operating Partnership L.P.’s (“Reckson”) 4.00% Exchangeable Senior Debentures due 2025 (the “4.00% Notes” and together with the 3.00% Notes, the “Exchangeable Notes”).

In addition to the Exchangeable Notes that relate to this Schedule TO, SL Green is also offering to purchase for cash Reckson’s (a) 5.15% Notes due 2011 (the “5.15% Notes”) and (b) 5.875% Notes due 2014 (the “5.875% Notes” and together with the 5.15% Notes and the Exchangeable Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2010 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Original Schedule TO, and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(1)(B) to the Original Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made for up to $250,000,000 aggregate principal amount of the Notes.

The 3.00% Notes were issued by the Operating Partnership pursuant to an Indenture, dated as of May 26, 2007, among the Operating Partnership, as Issuer, SL Green, and The Bank of New York, as Trustee (the “Trustee”).  The 4.00% Notes, 5.15% Notes and 5.875% Notes were issued by Reckson pursuant to an Indenture, dated as of March 26, 1999, among Reckson, as Issuer, Reckson Associates Realty Corp., as Guarantor, and the Trustee, as amended and supplemented.

This Amendment amends only the items in the Original Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment No .1 does not modify any of the information previously reported in the Original Schedule TO. All capitalized terms in this Amendment No.1 and not otherwise defined have the respective meanings ascribed to them in the Original Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Original Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

This Amendment No 1. and the Original Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 7.      Source and Amount of Funds or Other Consideration.

Item 7 of the Original Schedule TO is hereby amended and supplemented by adding the following language:

On March 11, 2010, SL Green announced that Reckson, and the Operating Partnership and SL Green, as co-obligors, have priced $250,000,000 aggregate principal amount of 7.75% senior unsecured notes due March 15, 2020, subject to customary closing conditions.  A copy of the Press Release announcing the pricing of the senior notes offering is filed as Exhibit (a)(5)(C) hereto.

Item 12.    Exhibits.

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.
(a)(5)(C)	Press Release, dated March 11, 2010 announcing pricing of senior notes.
(b)	Not applicable.
(d)(1)*

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)*

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

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(d)(4)*

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)*

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)*

2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL GREEN REALTY CORP.

By:	/s/ Andrew S. Levine
Name: Andrew S. Levine
Title: Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Dated: March 11, 2010

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(5)(A)*	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)*	Press Release, dated March 11, 2010 announcing offering of senior notes.
(a)(5)(C)	Press Release, dated March 11, 2010 announcing pricing of senior notes.
(b)	Not applicable.
(d)(1)*

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)*	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)*

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)*

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)*	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)*

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)*	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)*

2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)*	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)*	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

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